EQUITRUST VARIABLE INSURANCE SERIES FUND

DISTRIBUTION AND SHAREHOLDER SERVICES

PLAN AND AGREEMENT

PLAN AND AGREEMENT dated as of the 1st day of May, 2008 (the “Plan”), by and between EQUITRUST VARIABLE INSURANCE SERIES FUND, a Massachusetts business trust (the “Fund”), and EQUITRUST MARKETING SERVICES, LLC, a Delaware limited liability company (the “Underwriter”).

WHEREAS, Rule 12b-1 under the Investment Company Act of 1940 (the “Act”), provides that a registered open-end management investment company may act as a distributor of securities of which it is the issuer, provided that any payments made by such company in connection with such distribution are made pursuant to a written plan describing all material aspects of the proposed financing of distribution;

WHEREAS, the Fund is a registered open-end investment company authorized to issue shares of beneficial interest in separate series, with the shares representing interests in separate portfolios of securities and other assets (the Fund’s series together with all the series subsequently established by the Fund being referred to herein individually as a “Series” and collectively, the “Series”); and the Fund is authorized to and has divided the Shares of each Series into two classes designated as Service Class Shares and Initial Class Shares;

WHEREAS, the Underwriter desires to act and shall act as the underwriter in selling shares of the Fund, and the Underwriter and various insurance companies or their affiliates (collectively, “Firms”) shall distribute and promote shares of the Fund and provide services to existing shareholders;

WHEREAS, the Board of Trustees of the Fund has determined that the Fund should make direct payments to the Underwriter to compensate the Underwriter and to permit it to compensate Firms in connection with the distribution and promotion of the Fund’s Service Class Shares and the provision of services to shareholders of the Fund’s Service Class Shares;

WHEREAS, the Plan has been adopted by each Series of the Fund by a majority of the Board of Trustees of the Fund, including a majority of those Trustees of the Fund who, except for their positions as Trustees of the Fund, are not “interested persons” (as defined in the Act) of the Fund and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to this Plan (the “Disinterested Trustees”) at a meeting called for the purpose of voting on this Plan;

WHEREAS, the Underwriter wants to enter into the Plan on said terms and conditions hereinafter set forth pursuant to Rule 12b-1 under the Act; and

WHEREAS, the Board of Trustees of the Fund has determined that there is a reasonable likelihood that the Plan will benefit the Fund and the Service Class shareholders;

NOW, THEREFORE, the following shall constitute the written Plan:

Section 1. The Fund is hereby authorized to make payments from its assets to the Underwriter pursuant to this Plan to compensate the Underwriter and to permit it to compensate Firms for rendering assistance in the distribution and promotion of the sale of the Fund’s Service Class Shares and for providing services to shareholders of the Fund’s Service Class Shares with respect to the Series presently established and to such other Series as may hereafter be established by the Board of Trustees.

In consideration of the activities described above, the Fund shall pay the Underwriter a fee at the end of each month at the annual rate of 0.25% of the average daily net assets of the Service Class Shares of each Series of the Fund.

Section 2. This Plan shall continue in effect indefinitely so long as such continuance is specifically approved at least annually by votes of the majority of both (a) the Board of Trustees of the Fund, and (b) the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on this Plan.

Section 3. The President of the Underwriter, or such other person as he or she may designate, shall provide to the Board and the Board shall review at least quarterly a written report of the amounts so expended and purposes for which such expenditures were made.

Section 4. This Plan may be terminated with respect to a Series at any time by vote of a majority of the Disinterested Trustees, or by vote of a majority (as defined in the Act) of the outstanding voting securities of that Series.

Section 5. Any agreement of the Fund related to this Plan shall be in writing and shall provide:

A.	That such agreement may be terminated at any time with respect to a Series, without payment of any penalty by vote of a majority of the Disinterested Trustees or by a vote of a majority (as defined in the Act) of outstanding voting securities of that Series on not more than sixty days’ written notice to any other party to the agreement; and

B.	That such agreement shall terminate automatically in the event of its assignment.

Section 6. While the Plan is in effect, the Board of Trustees of the Fund shall satisfy the fund governance standards as defined in Rule 0-1(a)(7) under the Act.

Section 7. The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to Section 3, for a period of not less than six years from the date of the Plan, or the agreements or such reports, as the case may be, the first two years in an easily accessible place.

Section 8. This Plan may not be amended with respect to a Series to increase materially the amount of distribution and shareholder services expenses provided for in Section 1 hereof unless such amendment is approved in the manner provided for in Section 2 as well as being approved by a vote of at least a majority (as defined in the Act) of the outstanding voting securities of that Series, and no other material amendment to this Plan shall be made unless approved in the manner provided for in Section 2 hereof

Section 9. This Plan supersedes all prior distribution plans and agreements between the Fund and the Underwriter.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Plan as of the day first written above.

ATTEST:	EQUITRUST VARIABLE INSURANCE SERIES FUND

/s/ Kristi Rojohn	By:	/s/ Craig A. Lang
Secretary	Title:	President

ATTEST:	EQUITRUST MARKETING SERVICES LLC

/s/ Kristi Rojohn	By:	/s/ Dennis M. Marker
Secretary	Title:	Vice President-Investment Administration

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